250 West 55th Street New York, NY 10019-9601 Telephone: 212.468.8000 Facsimile: 212.468.7900 www.mofo.com	morrison & foerster llp beijing, berlin, boston, brussels, denver, hong kong, london, los angeles, new york, palo alto, san diego, san francisco, shanghai, singapore, tokyo, washington, d.c.

September 8, 2021

BY EDGAR

Joyce Sweeney and Kathleen Collins

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Endurance Acquisition Co.
Registration Statement on Form S-1
Submitted August 27, 2021
File No. 333-259098

Dear Joyce and Kathleen:

This letter (this “Response Letter”) is submitted on behalf of Endurance Acquisition Corp. (the “Company”) in response to a comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 2, 2021 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1, which was filed by the Company on August 27, 2021 (the “Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which includes changes to the Registration Statement in response to the Staff’s comments. We have enclosed with this letter a marked copy of the Amended Registration Statement, which reflects all changes to the Registration Statement.

For your convenience, the Staff’s comments have been produced in bold and italics herein with the response immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses below refer to the Amended Registration Statement.  Defined terms used herein but not otherwise defined herein have the meanings given to them in the Amended Registration Statement.

Registration Statement on Form S-1 filed August 26, 2021

Summary Financial Data, page 39

Please revise the introductory disclosure to clarify that the “As Adjusted” presentation gives effect to the sale of the offering units and the private placement warrants, assuming the over-allotment option is not exercised, and the application of the estimated net proceeds derived from the sale of such securities.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the Amended Registration Statement to include an explanatory paragraph to clarify that the “As Adjusted” presentation in the Summary Financial Data table and related footnotes gives effect to the sale of the units and the private placement warrants, assuming the over-allotment option is not exercised, and the application of the estimated net proceeds derived from the sale of such securities.

Financial Statements

Note 2. Significant Accounting Policies and Basis of Presentation, page F-9

Your revised disclosure regarding deferred offering costs describes the allocation of offering proceeds from the Units, but not the offering costs. Please revise to disclose how direct offering costs are allocated and the accounting treatment of offering costs allocated to the warrant liabilities and Class A ordinary shares.

Response to Comment No. 2

In response the Staff’s comment, the Company has revised the disclosure under the heading “Deferred Offering Costs” on page F-10 to disclose how direct offering costs are allocated and the accounting treatment of offering costs allocated to the warrant liabilities and Class A ordinary shares.

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If you have any questions or would like further information concerning the Company’s response to your Comment Letter, please do not hesitate to contact me at LMedvinsky@mofo.com or (646) 683-1008.

Sincerely,

/s/ Larry P. Medvinsky
Larry P. Medvinsky

Cc:	Richard Davis, Chief Executive Officer

Justin R. Salon

Morrison & Foerster LLP

Andrew P. Campbell

Morrison & Foerster LLP